SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR SIGNS AGREEMENT WITH PORTUGUESE PILOT UNION SPAC

BALPA (UK) SIGN SENIORITY AND BASE TRANSFER AGREEMENTS

Ryanair today (Fri 19 Oct) announced that it has signed an agreement with the Portuguese pilot union SPAC, which will provide for seniority and base transfer agreements, to cover all of Ryanair's directly employed pilots in Portugal. Negotiations with SPAC on a full CLA under Portuguese Law with local contracts will now commence before the end of October.

Ryanair also this week signed similar agreements with BALPA in the UK and ANPAC in Italy covering all of Ryanair's directly employed UK and Italian Pilots. Following negotiations in Madrid this week, Ryanair also expects to sign a recognition agreement with Spanish pilot union SEPLA shortly, which will pave the way for rapid negotiations on a CLA, and under Spanish law.

Ryanair's Chief People Officer, Eddie Wilson said:

"These signed agreements with our pilot unions in Portugal, the UK, Italy and shortly in Spain, demonstrate the considerable progress we're making in concluding union agreements with our people in our major EU markets.

The recent wave of airline failures in Europe including Primera Air, Cobalt, Air Azur, and Small Planet (GER), as well as base closures/cuts announced by many of Europe's major airlines in response to higher oil prices and lower air fares, have given a significant stimulus to these union negotiations over recent weeks. Ryanair's pilots and cabin crew recognise that they enjoy better pay, better rosters, and significantly better job security than their counterparts at many other EU airlines, and we for our part, are recognising and working with unions to conclude agreements which address the major issues of concern to our pilots and cabin crew in all our major EU markets.

I expect that these agreements in Spain, and Portugal in particular, will encourage the cabin crew unions in both those countries to remove competitor airline employees (who have been blocking progress) and to quickly conclude cabin crew agreements in those countries, as that's what our Portuguese and Spanish cabin crew are now demanding."

ENDS

For further information

please contact:	Robin Kiely	Piaras Kelly
	Ryanair DAC Tel: +353-1-9451949	Edelman Ireland Tel: +353-1-6789333
	press@ryanair.com	ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 19 October, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary